November 12, 2010

VIA EDGAR

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Health Care Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	AnnTaylor Stores Corporation
Form 10-K for Fiscal Year Ended January 30, 2010
Supplemental Response Filed October 12, 2010
File No. 001-10738

Dear Mr. Reynolds:

This letter responds to your letter dated November 3, 2010 (the “Comment Letter”) regarding the above-referenced Supplemental Response filed October 12, 2010 of AnnTaylor Stores Corporation.

We acknowledge your comment in the Comment Letter and undertake to re-file Exhibit 10.42 in its entirety as an exhibit to the Company’s quarterly report on Form 10-Q for the fiscal quarter ended October 30, 2010.

Please do not hesitate to call me at 212-536-4253 with any questions that you may have with respect to the foregoing.

Very truly yours,

/s/ Barbara K. Eisenberg
Barbara K. Eisenberg
Executive Vice President,
General Counsel and Corporate Secretary